EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia
V5J 5J8

2.	Date of Material Change

March 21, 2013.

3.	News Release

The news release attached as Schedule "A" hereto was disseminated on March 21, 2013 through Canada Newswire.

4.	Summary of Material Change

Ballard Power Systems Inc. ("Ballard") announced a public offering (the "Offering") in the U.S. of 7,275,000 units ("Units") at a price of US$1.10 per unit for gross proceeds of approximately US$8,000,000. Each Unit entitles the holder to one common share and one warrant (a "Warrant") to purchase one common share of the company. The Warrants are exercisable immediately upon issuance for a period of five years at an exercise price of US$1.50 per share.  Ballard has granted the underwriter a 30-day option to purchase an additional 1,091,250 Units on the same terms and conditions solely to cover over-allotments.  On March 20, 2013, Ballard entered into an underwriting agreement with Lazard Capital Markets LLC to sell the Units.

5.1	Full Description of Material Change

For full details see a copy of Ballard's news release dated March 21, 2013 attached as Schedule "A" hereto.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subseciton 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Kerry Hillier, Corporate Secretary
Telephone: (604) 454-0900
kerry.hillier@ballard.com

9.	Date of Report

March 25, 2013.

Schedule A

Please see attached.

Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

BALLARD®

Ballard Announces U.S. Offering

For Immediate Release – March 21, 2013

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced that it has priced an underwritten offering (the Offering) of 7,275,000 units at a price of U.S. $1.10 per unit, for gross offering proceeds of approximately U.S. $8.0 million.

Each unit in the Offering is comprised of one common share and one warrant to purchase one common share. The common shares and warrants are immediately separable and will be issued separately, and no units will be issued or certificated. The warrants are exercisable immediately upon issuance, having a five-year term and an exercise price of U.S. $1.50 per share. The warrants are certificated and will be delivered to the investors by physical delivery following the close. There is no established public trading market for the warrants and we do not expect a market to develop.

Ballard has granted the underwriter a 30-day option to purchase up to an additional 1,091,250 units on the same terms and conditions, solely to cover over-allotments, if any. The net proceeds to Ballard from the Offering are expected to be approximately U.S. $7.3 million, after deducting underwriting discounts, commissions and other estimated offering expenses and assuming no exercise of the over-allotment option. The Offering is expected to close on or about March 26, 2013, subject to customary closing conditions.

The net proceeds of the Offering will be used for general corporate purposes.

Lazard Capital Markets LLC is acting as the sole book-running manager for the Offering.

The Offering is being made in the United States only under Ballard's short form Canadian base shelf prospectus ("Prospectus"), dated April 23, 2012, which has been filed with the Canadian securities regulators in each of the provinces and territories of Canada, except Quebec, and the corresponding shelf registration statement on Form F-10, which has been filed with the Securities and Exchange Commission (SEC) under the Multijurisdictional Disclosure System (MJDS) and was declared effective by the SEC on April 24, 2012. A prospectus supplement (the "Supplement") relating to, and describing the terms of, the Offering will be filed with the British Columbia Securities Commission on a non-offering basis, and with the SEC under the MJDS, and once filed will be available at www.sec.gov and www.sedar.com. Copies of the Supplement may also be obtained from the offices of Lazard Capital Markets LLC at 30 Rockefeller Plaza, 60th Floor, New York, NY, 10020 or via telephone at (800) 542-0970.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities, nor will there be any sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

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Ballard Power Systems Inc.
News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

BALLARD®

Ballard Announces U.S. Offering

Some of the statements contained in this release are forward-looking statements regarding Ballard's liquidity and financing requirements, within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that describe the anticipated offering of securities under the Company's Prospectus and registration statement and Supplement, and the anticipated use of proceeds from the Offering. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the Company's condition requiring anticipated use of proceeds to change, timing of, and ability to obtain, required regulatory approvals, and general economic and regulatory changes.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

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